Exhibit (a)(5)(v)

FOR IMMEDIATE RELEASE

ATTENTION: BUSINESS/FINANCIAL EDITORS

MEDIA CONTACT: KRISTYNA MUNOZ (312) 917-8343
KRISTYNA.MUNOZ@NUVEEN.COM

Nuveen Closed-End Fund Announces Final Results of Tender Offer

CHICAGO, December 8, 2015 – Nuveen Investments, a leading global provider of investment services to institutions as well as individual investors, today announced the final results of the tender offer conducted by Diversified Real Asset Income Fund (NYSE: DRA).

As previously announced, the fund conducted a tender offer for up to 10 percent of its outstanding common shares for cash at a price per share equal to 99 percent of the net asset value per share determined on the expiration date. The fund’s tender offer, which expired at 5:00 p.m. Eastern time on Tuesday, December 1, 2015, was oversubscribed.

Since the fund’s tender offer was oversubscribed, the fund will purchase 10 percent of its respective outstanding common shares on a pro-rata basis based on the number of shares properly tendered (Pro-Ration Factor). The final results of the tender offer are provided in the table below.

Number of Shares Tendered	Number of Tendered Shares to be Purchased	Pro-Ration Factor	Purchase Price (99% of NAV on Expiration Date)	Number of Outstanding Shares after Tender Offer
11,047,416	2,024,155	18.33%	$18.1494	18,217,395

The fund will purchase the common shares that it has accepted for payment as promptly as practicable. Shareholders who have questions regarding the tender offer should contact their financial advisors or should call Georgeson, Inc., the fund’s information agent for the tender offer, at: (888) 660-8331.

Nuveen Investments provides high-quality investment services designed to help secure the long-term goals of institutional and individual investors as well as the consultants and financial advisors who serve them. Nuveen Investments markets a wide range of specialized investment solutions which provide investors access to capabilities of its high-quality boutique investment affiliates—Nuveen Asset Management, LLC, Symphony Asset Management LLC, NWQ Investment Management Company, LLC, Santa Barbara Asset Management, LLC, Tradewinds Global Investors, LLC, Winslow Capital Management, LLC and Gresham Investment Management LLC, all of which are registered investment advisers and independent investment subsidiaries of Nuveen Investments, Inc. Funds distributed by Nuveen Securities, LLC, a subsidiary of Nuveen Investments, Inc. Nuveen Investments operates as a separate subsidiary within TIAA-CREF, which is a leading provider of retirement and financial services in the academic, research, medical and cultural fields. In total, Nuveen Investments managed approximately $220 billion as of September 30, 2015. For more information, please visit the Nuveen Investments website at www.nuveen.com.

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